SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.

CIK: 1574085

NAME OF PERSON RELYING ON EXEMPTION: Brancous LP1

ADDRESS OF PERSON RELYING ON EXEMPTION: 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

• Letter to Shareholders dated November 5, 2024

Brancous LP1

November 5, 2024

Fellow Shareholders,

Given the recent attention drawn by Blackwells’ letter defending the board, we felt it essential to remind shareholders of the importance of voting against the entire board in the upcoming shareholder meeting on December 17th. Proxies are out, and each shareholder should now be able to vote directly through their broker.

As for Blackwells’ letter, let’s be clear: Monty Bennett has leveraged his influence to secure Blackwells’ support, using the terms of their recent agreement. Let us not forget that Blackwells’ opinions have come at a cost—$7 million in legal fee reimbursements and an additional $4 million in low-interest loans—totaling $11 million of shareholder funds used to solicit our positive votes. This is a blatant attempt to sway shareholders, using our own money to persuade us to support a board that has failed to prioritize our interests.

It’s disappointing, but not surprising, to see these tactics. We’ve carefully reviewed years of filings and presentations since BHR went public, and a consistent pattern emerges: this board has never prioritized shareholders’ interests.

In our review, one document stood out in particular: the AHP May 2016 Investor Presentation. Rarely have we seen a report that so blatantly contradicts the values and goals it claims to uphold. This presentation was crafted to convince shareholders of BHR’s “value-creating strategies” and management’s supposed alignment with shareholder interests. In hindsight, however, it reads more like an indictment of the board’s repeated failures. If this were a criminal case, these presentations alone would scream “guilty.”

This document, released after the 2016 proxy fight, listed ambitious plans for increasing shareholder value. Yet from today’s perspective, it’s clear that none of these promises were fulfilled. Instead, each step taken has consistently eroded value. The only consistent trend has been the escalating fees paid to Ashford Inc., benefiting management at the expense of shareholders.

Brancous LP1

This document serves as a stark reminder that the board’s strategies are little more than marketing schemes designed to placate shareholders in the short term. For instance, they claimed that AHP’s external management structure would lead to “lower costs,” “superior long-term returns,” and “performance-aligned incentives.” In reality, the costs associated with Ashford Inc. have skyrocketed, while long-term returns have failed to even match our peers.

The board also boasted about “AHP’s Management Team Being Aligned Like No Other,” citing 15% insider ownership and supposedly significant personal investments. Today, insider ownership is a fraction of that 15%, much of it derived from equity compensation rather than genuine personal investment. Over the past three years, management’s equity-based compensation has totaled $27 million, diluting shareholder value further.

In response to concerns about the excessive fees paid to Ashford and the onerous termination agreement, the board justified a $95-per-share investment in AINC stock to “participate in the advisor’s economics.” This has since become a total loss, with Ashford Inc. taken private earlier this year at just $5 per share. They also approved other questionable investments, including funds into a hedge fund connected to Monty Bennett, resulting in yet more shareholder losses.

This document demonstrates a recurring pattern: Monty Bennett and the board erode shareholder value, an activist steps in, and BHR responds with a temporary “plan” filled with empty promises of dividends, share repurchases, and hotel sales. But as the years pass, it’s clear that only the fees to Ashford increase, and the cycle begins anew. Since the 2016 proxy fight, BHR shares have fallen an astonishing 85%, while our peers have outperformed on every meaningful metric. And yet, we continue to pay incentive fees for so-called “outperformance” while the stock lags well below where it was when Monty sold his shares back to the company.

For those interested, we’ve provided a copy of this presentation at www.brancous.com/letters so shareholders can review firsthand the board’s record of repeated failures.

Brancous LP1

Additionally, we want to inform you that we have formally written to the board on Monday, November 4th, requesting that they put the termination of the Ashford management agreement up for a shareholder vote at the December 17th meeting. If any shareholder agrees with this proposal, we encourage you to reach out directly to the board by contacting Richard Stockton, Monty Bennett, and Alex Rose at their respective emails: rstockton@ashfordinc.com, mbennett@ashfordinc.com or arose@ashfordinc.com.

It’s time to stop this cycle. This December vote is our chance to hold this board accountable and finally demand the change BHR so desperately needs. Vote against all members of the board.

Sincerely,

Alejandro Malbran

Managing Partner

Brancous LP1

amalbran@brancous.com